[Letterhead of Cleary Gottlieb Steen & Hamilton LLP]

May 13, 2009

VIA EDGAR CORRESPONDENCE

Todd K. Schiffman

Mail Stop 4561

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-7553

Re:	Citigroup Inc.

Registration Statement on Form S-4

(Filed on March 19, 2009, File No. 333-1518100)

Preliminary Proxy Statement (Preferred Stock Proxy Statement)

(Filed March 19, 2009, File No. 001-09924)

Preliminary Proxy Statement (Common Stock Proxy Statement)

(Filed March 19, 2009, File No. 001-09924)

Dear Mr. Schiffman:

On behalf of Citigroup Inc. (the “Company” or “Citigroup”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in its letter dated April 3, 2009, with respect to the above referenced (a) Registration Statement on Form S-4 filed on March 19, 2009 (the “Initial S-4”), (b) Preliminary Proxy Statement (Public Preferred Proxy Statement) filed on March 19, 2009 (the “Preferred Stock Proxy Statement”) and (c) Preliminary Proxy Statement (Common Stock Proxy Statement) filed on March 19, 2009 (the “Common Stock Proxy Statement”). The Company responded to the Staff’s comments on the Company’s Form 10-K for the fiscal year ended December 31, 2008 filed on February 27, 2009 and Current Report on Form 8-K furnished on March 10, 2009 in its letter dated April 24, 2009.

The Company has filed today Amendment No. 1 (“Amendment No. 1”) to the Initial S-4, together with this letter via EDGAR submission. Capitalized terms used, but not defined herein have the meanings assigned to such terms in Amendment No. 1.

In addition, the Company has filed today Amendment No. 1 to the Preferred Stock Proxy Statement (the “Amended Public Preferred Stock Proxy Statement”) and Amendment No. 1 to the Common Stock Proxy Statement (the “Amended Common Stock Proxy Statement”).

For your convenience, the text of the Staff’s comments is set forth in bold below, followed in each case by the Company’s response. Unless otherwise indicated, all page references in the responses set forth below are to the pages of Amendment No. 1.

Registration Statement on Form S-4

General

1.	Please tell us whether you believe each of the series of securities is a separate class of subject security for purposes of Rule 13e-4 and Regulation 14E. In this regard, we note that the Series E preferred and 8.3% E-TRUPS are not registered classes of securities under Section 12. Please also address whether Citigroup Capital XXI is an issuer within the meaning of Rule 13e-4(a)(1). In providing this analysis, please advise whether or not Citigroup, as the presumptive offeror in these exchange offers, is viewed as an issuer of any of the Trust Preferred securities within the meaning of Rule 13e-4(a)(1).

We supplementally advise the Staff that we believe each of the four series of Public Preferred Depositary Shares is a separate class of security for purposes of Rule 13e-4 and Regulation 14E. Although those rules do not define the term “class”, we believe each series has distinct economic and trading characteristics sufficient to constitute it as class for this purpose. For example:

•	each of these series has a unique interest rate and issue date, is established under a separate certificate of designation and trades under its own CUSIP number;

•	the Series T Public Preferred Stock is convertible into common stock, and the other series are not;

•	three of the four series have unique liquidation preference amounts per depositary share; and

•	historically the trading values of each of the four series has varied from one another, indicating that the market assigns a different value proposition to each.

It is important to note that if the four series of Public Preferred Depositary Shares were treated as one class, it would be impossible for the Company (and by extension any other issuer with multiple series of preferred stock outstanding that have comparable differences in terms) to conduct a tender offer for a single such series of its preferred stock because of the inherent violation of Rule 13e-4(f)(8) (the “all holders” and “best price” rules) that would result. We do not believe the tender offer rules cited above were intended to cause such a result.

We believe the Trust Preferred Securities are not “equity securities” within the meaning of Rule 13e-4. Generally, trust preferred securities are created by depositing into a trust a single series of an issuer’s junior subordinated debt. The trust then issues its preferred instruments to investors. Unlike other trust or SPV issued securities (such as a typical asset-backed security), where obligations of multiple issuers are deposited into a trust and investors are looking to the skill of the packager when making an investment decision, these preferred instruments represent, for all substantive purposes, merely a pass–through of the economics of the junior subordinated debt. In fact, the issuer has the right at anytime (with approval of the Federal Reserve Board in the case of a bank holding company) to dissolve the trust and distribute the underlying junior subordinated debt to holders in exchange for, and resulting in cancellation of, the trust preferred securities. The holder of the security has no discretion or ability to block this exchange and receives no other compensation upon its occurrence. The ability to dissolve the trust illustrates one of the reasons why the trust preferred securities should be view as debt: as a substantive matter they represent no economic rights other than to the cash flow from a debt security and can be exchanged at the will of the issuer (contingent only on regulatory approval) into that underlying debt security. Investors in trust preferred securities are simply looking to the credit of the issuer of the underlying debt security when making an investment decision. We do not believe the protections of the equity tender rules were intended to be afforded to what is in reality a debt instrument.

This conclusion was previously accepted by the Staff in a conversation during July 2003 between our office and Julie Griffith of the Staff. We believe this analysis continues to be valid and should be applied to the Trust Preferred Exchange Offer. As a result, we believe the Trust Preferred Exchange Offer is subject to Regulation 14E, but is not subject to Rule 13e-4. (If helpful to the Staff, we can provide it with copies of our file memorandum describing the details of the foregoing conversation.)

There are various regulatory settings in which trust preferred securities are treated as debt. As the Staff is aware, Citigroup is a bank holding company (BHC). The primary reason why BHC’s issue subordinated debt using the trust structure described above, rather than directly to investors, stems from the Federal Reserve Board’s regulatory capital treatment of those two instruments. Generally, junior subordinated debt of a BHC, if issued directly to investors, qualifies as Tier 2 capital under Federal Reserve Board regulations. However, when issued using the trust preferred structure described above, the Federal Reserve Board grants Tier 1 treatment for historical reasons. Despite this categorization for regulatory capital purposes, the Federal Reserve Board itself treats trust preferred securities as debt instruments, not equity, of the issuing BHC for regulatory accounting purposes. Similarly, Internal Revenue Service rules and applicable GAAP accounting standards look through the trust and focus on the underlying junior subordinated debt to determine the tax and accounting implications of issuing the trust preferred securities.

For the forgoing reasons, the Trust Preferred Securities should appropriately be treated as debt for purposes of the tender offer rules.

The Staff has had occasion to consider whether the trust preferred securities have any substance beyond the underlying debt. In SunTrust Banks, Inc. (July 16, 1999) the Staff considered several trusts that, like the Citigroup trusts, were “purely financing vehicles” for SunTrust, had “no independent operations or economic substance” and were capitalized exclusively by selling their common shares to SunTrust and purchasing debt securities issued by SunTrust with the proceeds of the sale of their preferred securities. It was argued to the Staff that these facts demonstrated that purchasers of the SunTrust trust preferred securities were “look[ing] entirely to the credit of SunTrust in making their investment decision.” The Staff agreed that for purposes of Section 3(a)(9) these various trusts satisfy the “same issuer” requirement since one entity – SunTrust – ultimately assumed liability for all relevant series of trust preferred securities. The Staff’s conclusion in SunTrust suggests that trust preferred securities have a uniquely pass-through nature and that the characteristics of the underlying debt defines the primary nature of the security.

This conclusion was previously accepted by the Staff in a conversation during July 2003 between our office and Julie Griffith of the Staff. We believe this analysis continues to be valid and should be applied to the Trust Preferred Exchange Offer. As a result, we believe the Trust Preferred Exchange Offer is subject to Regulation 14E, but is not subject to Rule 13e-4. (If helpful to the Staff, we can provide it with copies of our file memorandum describing the details of the foregoing conversation.)

For the forgoing reasons, the Trust Preferred Securities should appropriately be treated as debt for purposes of the tender offer rules.

We also note that, although we believe the Trust Preferred Securities are debt securities for these purposes, the Company (a) has structured the Trust Preferred Exchange Offer to provide withdrawal rights to the same extent as would be required if the offer were subject to Rule 13e-4 and (b) if a material change occurs in the information published, sent or given to holders, the Company intends to act consistently with Rule 13e-4(e)(3) in disseminating information and in providing minimum periods during which the offer and withdrawal rights will be open. Finally, we note that the trusts that issued the Trust Preferred Securities also are qualified under the Trust Indenture Act of 1939, affording investors the protections available thereunder.

2.	Please confirm that you will file a Schedule TO-I in connection with this exchange offer as soon as practicable on the date of commencement. Refer to Rule 13e-4(c)(2). Alternatively, please provide us with a brief legal analysis explaining why Citigroup, as the stated offeror, is not required to make a Schedule TO-I filing.

Citigroup confirms to the Staff that it will file a Schedule TO-I in connection with the Public Preferred Depositary Exchange Offers as soon as practicable on the date of commencement. As noted in the response to Staff Comment No. 1, because we believe the Trust Preferred Securities Exchange Offer is subject to Regulation 14E, but is not subject to Rule 13e-4, the Company does not intend to file a Schedule TO-I in connection with the Trust Preferred Exchange Offer.

3.	Confirm for us that the exchange offer will be open for a full 20 business days, as required by Rule 14e-1(a). See Rule 13e-4(a)(3) for additional guidance on the definition of “business day.”

Citigroup confirms to the Staff that, as required by Rule 14e-1(a), the Exchange Offers will be open for at least 20 business days (as such term is defined in Rule 13e-4(a)(3)).

4.	We note that the subject classes of securities in the privately negotiated exchange offers are preferred stock. Please confirm that you will file a Schedule TO-I for these privately negotiated exchange offers or provide us with your analysis as to why the privately negotiated exchange offers are not tender offers. Refer to Rule 13e-4(a)(1) and (2) and Rule 3a11-1.

The Company respectfully submits that the exchange of its outstanding Series H, I, G, A1, B1, C1, D1, J1, K1, N1 and L2 preferred stock (the “Private Preferred Stock”) for shares of a new series of Company stock and warrants to purchase Common Stock or, in the case of certain Private Preferred Stock held by the U.S. government (the “USG”), for shares of a new series of Company trust preferred securities, does not constitute a tender offer and therefore does not implicate Rule 13e-4 or Regulation 14E under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Although neither the Exchange Act nor the rules promulgated thereunder define the term “tender offer,” case law has supplied two standards to assist in the determination of whether a transaction or series of transactions is a tender offer: (i) the “Wellman Test” (see Wellman v. Dickinson, 475 F.Supp. 783 (S.D.N.Y. 1979), cited with approval in SEC Release No. 34-43069) and (ii) the “Hanson Test” (see Hanson Trust plc v. SCM Corp., 774 F.2d 47 (2d Cir. 1985), cited id. at n. 3). The Company considered these tests in connection with the negotiation and entrance into the exchange agreements (the “Private Exchange Agreements”) pursuant to which the exchange of the Private Preferred Stock will be consummated and believes that, whether viewed under the relevant criteria of the eight factors of the Wellman Test or more generally from the totality of the circumstances and the sellers’ need for the protection of the tender offer rules under the Hanson Test, the negotiation and execution of the Private Exchange Agreements and the exchange of the Private Preferred Stock pursuant thereto are not the type of transactions contemplated by Rule 13e-4 and Regulation 14E.

The Wellman Test evaluates the following eight factors in determining whether a transaction may comprise a tender offer: (i) whether there is an active and widespread solicitation of public security holders; (ii) whether the solicitation is made for a substantial percentage of the issuer’s securities; (iii) whether the offer is made at a premium over the prevailing market price; (iv) whether the terms of the offer are firm rather than negotiable; (v) whether the offer is contingent upon the tender of a fixed minimum and perhaps subject to the ceiling of a fixed maximum number of securities to be purchased; (vi) whether the offer is open for only a limited period of time; (vii) whether the offerees are subjected to pressure to sell; and (viii) whether the public announcements of a purchasing program precede or accompany a rapid accumulation of large amounts of the target company’s securities. As was noted in a treatise on securities regulation: “These factors are simply broad guidelines. They are factors to be weighed not simply counted numerically.” (Thomas Lee Hazen, Treatise on the Law of Securities Regulation, §11.4, 5th ed. 2005).

The negotiation and execution of the Private Exchange Agreements did not involve active and widespread solicitation. The holders of the Private Preferred Stock (the “Private Holders”) are the USG, seven investment funds and one individual that hold all of the outstanding Private Preferred Stock and collectively represent seven beneficial holders. Each Private Exchange Agreement was or is in the process of being separately negotiated between the Company and the applicable Private Holder. For example, the provisions of the Private Exchange Agreements, including the form of the securities received in the exchange, the conditions to the exchange, the scope of the representations and warranties and the covenants, were the result of extensive negotiations among the Company, the Private Holders and their respective advisors. The Company was required to agree to a “most favored nations” provision that resulted in beneficial terms agreed to with one Private Holder (other than the USG) being extended to the extent applicable to the other Private Holders as well, but the negotiations of the terms of the private exchanges were conducted separately. The Company did not condition entry into the Private Exchange Agreements on the participation of any minimum numbers of holders. The minimum condition of the private exchanges itself was required by the Private Holders. In addition, among other things, the Company did not impose any time constraints on the negotiations with the Private Holders. Indeed the negotiations with the USG continue to occur and the negotiations with the other Private Holders occurred over an extended period of time, beginning in February 2009, that in no way was subject to any fixed deadline.

With respect to the Hanson Test, the determination turns on whether, unless tender offer rules are followed, there will be a substantial risk that offerees will lack information needed to make an educated investment decision. The Company notes that each Private Holder is highly-sophisticated and is represented by experienced, nationally recognized outside counsel, and therefore none of the Private Holders require any additional information prescribed by the tender offer rules in order to make an educated investment decision.

Based on the foregoing, the Company respectfully submits that the exchange of the Private Preferred Stock does not constitute a tender offer and therefore does not implicate Rule 13e-4 or Regulation 14E.

5.	In a number of instances in the prospectus, you incorporate and/or qualify information by reference to information outside the prospectus. You may incorporate or qualify information inside the prospectus by reference to information outside the prospectus only where incorporation or the summary of a document is required. For example, you incorporate by reference to the proxy statements related to the Preferred Stock Proposals and Common Stock Proposals on pages 9 and 10. Please revise throughout the prospectus accordingly. Refer to Securities Act Rule 411. Please also revise to confirm that all descriptions that are currently qualified by reference are materially complete.

In response to the Staff’s comment, the disclosure on pages 10, 11, 44 and 45 has been revised.

6.	We note that you are requiring holders to take action in favor of the Preferred Stock Proposals and the Common Stock Proposals, as applicable, as a condition to validly tender their Subject Securities. Please revise to include in the prospectus all of the information required in a proxy statement pursuant to Section 14(a) of the Exchange Act with respect to each of the relevant proposals.

We advise the Staff that although the Company is requiring holders to take action in favor of the Public Preferred Stock Amendments and the Common Stock Amendments, as applicable, as a condition to their ability to validly tender their Subject Securities (and that requirement is clearly disclosed in the prospectus), the Company is soliciting holders’ proxies pursuant to two separate proxy statements filed on Schedule 14A.

The applicable proxy statement(s) will be mailed to holders in the same envelope as the prospectus that forms a part of the Form S-4 and the disclosure on pages 8-11 and 42-45 of the prospectus has been revised to make this point more clear. We believe that this approach provides holders with disclosure that is clear and understandable. Requiring the Company to include all of the information required by Section 14(a) with respect to each of the relevant proposals in the prospectus would not provide additional or more understandable disclosure, would be duplicative and would require the Company to incur additional and unnecessary expense.

7.	Citigroup is relying on NYSE rule 312.05 in order to forgo the requirement that shareholders approve transactions that could lead to the issuance of more than 20% of the equity of a registrant. Rule 312.05 permits a company to forgo shareholder approval where the “financial viability of the company” may be jeopardized by taking the time to seek approval. Please revise the registration statement to address how a delay in completing the share exchange and the associated transactions with the private holders and the U.S. Government might adversely affect the company, beyond the increase in tangible common equity. In that regard, we note the disclosure on page 8 that Citigroup “has been very well capitalized”. Also, please provide shareholders with information as to the impact on Citigroup and their investments in the various classes of preferred and trust preferred securities if the consent agreements do not garner the required votes to pass.

In response to the Staff’s comment, the disclosure on page 42 has been revised. We also note for the Staff that disclosure regarding how a delay in completing the Exchange Offers and the USG/Private Holders Transactions might adversely affect the Company is included in the Risk Factors, including the risk factor entitled “Failure to successfully complete the Exchange Offers, the USG/Private Holders Transactions and to obtain stockholder approval of the Authorized Share Increase could negatively affect the price of our Common Stock.”

8.	Please file a draft of the letter of transmittal, including the voting agreement, as an exhibit to the registration statement. Please also file the legality and tax opinions as exhibits to your next amendment.

The forms of the legal and tax opinions have been attached as exhibits to Amendment No. 1. As discussed with the Staff, we have supplementally provided to the Staff, simultaneously with the filing of Amendment No. 1, drafts of the letters of transmittal and voting trust agreement.

9.	Please revise to include an expanded description of how the proposed stock exchange will affect your reported capital ratios, quantifying that impact in basis points where possible. Please include a discussion of how the proposed stock exchange will affect your trust preferred securities included in Tier 1 Capital.

In response to the Staff’s comment, the disclosure on page 39 has been revised.

10.	To the extent any of the comments on the registration statement on Form S-4 are applicable to either of the preliminary proxy statements, please revise those documents accordingly.

In response to the Staff’s comment, to the extent any of the comments on the registration statement on Form S-4 are applicable to either of the preliminary proxy statements, the preliminary proxy statements have been revised accordingly.

Fee Table

11.	We note that the Public Preferred Depositary Exchange Offers are for any and all Public Preferred Depositary Shares, which includes Series T Preferred Stock; however, it appears that you have registered an amount that assumes that none of the Series T Preferred Stock is accepted for exchange. Refer to footnote 1 to the fee table. Please revise to recalculate the fee table to assume that the exchange offer related to the Series T Preferred Stock is fully subscribed, or advise us.

We advise the Staff that Citigroup calculated the registration fee on the basis of the maximum number of shares of Common Stock that could theoretically be delivered in connection with the Exchange Offers.

The amount of Subject Securities that Citigroup has offered to accept is limited by the total liquidation preference or liquidation amount of those securities. At the same time, as described in the Initial S-4, the number of shares of Common Stock to be offered in respect of each Public Preferred Depositary Share representing Series T Preferred Stock is calculated based on an exchange factor of 85%, while the number of shares of Common Stock to be offered in respect of all other Subject Securities is calculated based on an exchange factor of 95%. As a result of these differing exchange factors, Citigroup is offering fewer shares of Common Stock for every dollar of liquidation preference of Public Preferred Depositary Shares representing Series T Preferred Stock than it is offering for every dollar of liquidation preference or amount of all other Subject Securities. Thus, if, in calculating the number of shares of Common Stock to be registered in connection with the Exchange Offers, the Company assumed that the Exchange Offer related to the Series T Preferred Stock is fully subscribed, it would not have registered a sufficient number of shares of Common Stock to complete the Trust Preferred Exchange Offer in the event that less than all of the Series T Preferred Stock is tendered in the related Exchange Offer. By assuming that none of the Series T Preferred Stock is accepted for exchange in the Exchange Offers, Citigroup is able to calculate the maximum number of shares of Common Stock that could be issued in the Exchange Offers.

Citigroup believes that in order to calculate a bona fide estimate of the maximum offering price payable in the Exchange Offers, it should properly use the same assumptions that result in the calculation of the maximum number of shares of Common Stock that could be issued in the Exchange Offers. Citigroup also notes for the Staff that if the registration fee was calculated assuming that all of the Series T Preferred Stock is accepted for exchange, the registration fee would have been $283,286.33, which is lower than the registration fee paid of $349,148.33. Citigroup further notes that if, in connection with the registration of an additional 1,607,692,308 shares of Common Stock on Amendment No. 1, the additional registration fee was calculated assuming that all of the Series T Preferred Stock is accepted for exchange, the additional registration fee would have been $68,855.49, which is lower than the additional registration fee paid of $168,058.19.

Cover Page of Prospectus

12.	Please state the maximum number of shares of common stock being offered for exchange on the cover page of the prospectus.

In response to the Staff’s comment, the disclosure on the cover page of the prospectus has been revised.

13.	We note the disclosure on the cover page of the prospectus informing holders that in order to validly tender Subject Securities, they must take action in favor of the various proposals covered in the proxy statements. Please revise throughout the prospectus to highlight this fact at the beginning of the sections in which you describe the procedures for tendering Subject Securities. Please also include risk factor disclosure addressing the fact that a holder may not have the option to validly tender Subject Securities and not take action in favor of all applicable proposals.

In response to the Staff’s comment, the disclosure on pages 5, 11, 12-13, 16-17, 35, 43-45, and 51-52 has been revised.

Questions and Answers About The Exchange Offers, page 3

What are the key terms of the Trust Preferred Exchange Offer, page 3

14.	Please revise throughout your document to clarify that the holders of trust preferred securities will not know the actual Remaining Amount until after expiration of the offer.

In response to the Staff’s comment, the disclosure on pages 4, 14 and 47 has been revised.

Summary, page 7

Summary Terms of the Exchange Offers, page 11

Public Preferred Depositary Exchange Offers, page 11

15.	Please revise the first bullet point on page 12 to disclose what action will be taken by the written consent referenced in the bullet point.

In response to the Staff’s comment, the disclosure on page 13 has been revised.

Trust Preferred Exchange Offer, page 13

16.	We note that on pages 14 and 42 you state that you will determine the final prorationing factor “as soon as practicable” after the expiration date. Please revise or explain to us how you are complying with Rule 14e-1(c) and the requirement to pay the consideration or return the securities “promptly” after the termination of the offer.

Citigroup will comply with Rule 14c-1(c) and the requirement to pay the consideration or return the security “promptly” after the termination of the Trust Preferred Exchange Offer, and indeed has always intended to do so. In response to the Staff’s comment, the disclosure on pages 15 and 49 has been revised.

Fractional Shares, page 17

17.	Please disclose when the company will pay cash in lieu of fractional shares of common stock. Refer to Exchange Act Rule 13e-4(f)(5).

In response to the Staff’s comment, the disclosure on pages 18 and 51 has been revised.

Consequences of Failure to Exchange Subject Securities, page 18

18.	We note the disclosure that you currently expect to continue making distributions on your Trust Preferred Securities in accordance with their current terms. Please tell us, with a view towards revised disclosure, under what circumstances the company will stop making distributions on its Trust Preferred Securities in accordance with their terms.

We supplementally advise the Staff that the Company currently has no intention of deferring distributions on any of the Company’s outstanding series of Trust Preferred Securities and does not currently foresee any circumstance that would cause it to do so. Though remote, any future decision to defer distributions in accordance with the terms of the Trust Preferred Securities would be made by management and the board of directors in the best interest of the Company’s shareholders after consideration of all relevant factors.

Unaudited Pro Forma Financial Information

Unaudited Pro Forma Balance Sheets, page 22

19.	Please provide a narrative discussion of how the pro forma financial statements would change based on both an increase and a decrease to the assumed closing price of $1.50 per share.

In response to the Staff’s comment, the disclosure in “Unaudited Pro Forma Financial Information—Unaudited Pro Forma Balance Sheet” on page 24 has been revised. We also note for the Staff that similar disclosure is included in the disclosure in the Risk Factors, specifically the risk factor entitled “The fair value of Citigroup’s Common Stock on the expiration date of the Exchange Offers and the commitment date of the USG/Private Holders Transactions will affect the amount of net income available to common shareholders, earnings per share, retained earnings and additional paid-in capital recorded in our financial statements.”

20.	We also note that your actual financial information will be determined based on the closing price of your common stock on the day the investors and Citigroup legally commit to the exchange. Please revise your pro forma information to reflect a more recent common stock price, such as the end of the first quarter 2009.

In response to the Staff’s comment, the disclosure in “Unaudited Pro Forma Financial Information” has been revised to reflect the closing price of the Company’s Common Stock on March 31, 2009.

21.	Please revise to disclose your rationale for assuming that none of the Trust Preferred Securities will be exchanged for common stock in both the “high participation scenario” and “low participation scenario.” Additionally, please revise to expand upon the assumption that no Series T, E, F, and AA will be converted in the low participation scenario.

In response to the Staff’s comment, the disclosure in “Unaudited Pro Forma Financial Information—Unaudited Pro Forma Balance Sheet” on page 24 has been revised.

22.	In your introductory narrative or in a footnote to the pro forma financial statements, please revise to disclose the impact to your pro forma financial information if your common shareholders do not approve the authorization of additional shares of common stock.

In response to the Staff’s comment, the disclosure in “Unaudited Pro Forma Financial Information—Unaudited Pro Forma Balance Sheet” on page 23 has been revised.

Pro Forma Earnings Implications, page 27

23.	Please revise to fully comply with Article 11 of Regulation S-X. In this regard, please revise to omit non-recurring items such as the pro forma retained earnings impact as shown in your tabular disclosure of Pro Forma Earnings Implications.

In response to the Staff’s comment, we have revised the disclosure on page 29 to fully comply with Article 11 of Regulation S-X.

Annualized Earnings Implications, page 28

24.	Please tell us the intended purpose of the Annualized Earnings Implications table, and tell us why you believe that purpose cannot be captured or reflected in a pro forma earnings statement that appropriately complies with Article 11 of Regulation S-X.

We advise the Staff that the purpose of the Annualized Earnings Implications table is to allow the reader to assess the full year impact from the Exchange Offers and the USG/Private Holders Transactions. Since the existing preferred stock held by the USG was not issued until the fourth quarter of 2008 and the first quarter of 2009 and the impact of the dividends was thus not reflected in the Company’s audited 2008 financial statements, we believe it is more appropriate to provide the reader with a full year comparison of the financial impact as if such dividends were to have been considered paid. In the absence of such an adjustment, the impact to net income available to common stockholders would be materially understated, which the Company does not view as appropriate disclosure for the reader.

Risk Factors, page 29

The value of the Common Stock being offered in the Exchange Offers …, page 29

25.	Please revise to clarify that the implied discount may change if the price of the company’s common stock fluctuates after the date of the prospectus. Please also state to which of the Subject Securities each implied discount applies.

The disclosure on page 31 has been revised to delete the language regarding the implied discount, as the Company is valuing the Common Stock at $3.25, which is below the closing price of the Company’s Common Stock on May 12, 2009, the last trading date before the date hereof.

Holders of Trust Preferred Securities that participate in the Exchange Offers …, page 31

26.	Please revise to clarify, if accurate, that the company must accept for exchange the tender of a holder’s Trust Preferred Securities in order for the holder to lose the right to future distributions.

In response to the Staff’s comment, the disclosure on page 33 has been revised.

Risks Related to the Issuance of a Significant Amount of Common Stock…, page 32

27.	Please revise to add a separate risk factor that discusses the risks related to the Capital Assistance Program stress testing, including the potential need to raise additional capital.

In response to the Staff’s comment, the disclosure on page 35 has been revised.

The Exchange Offers, page 35

28.	Please provide us with a brief legal analysis in support of Citigroup’s conclusion that the “Trust Preferred Exchange Offer consists of a single offer with respect to all series of Trust Preferred Securities.” To the extent Citigroup may be defined as an issuer under Rule 13e-4(a)(1), please note that Rule 13e-4(a)(2) defines the term “issuer tender offer” as a “tender offer for, or a request or invitation for tenders of, any class of equity security....” (emphasis added)

If Citigroup revises its disclosure in response to the previous comment to indicate that each Trust Preferred exchange offer constitutes a separate tender offer for a separate class of security, please revise to state the minimum and maximum amount of securities that potentially may be purchased from each such class. In addition, please provide a brief illustrative table showing the range in amounts that may be purchased given the stated acceptance priority levels. In light of the acceptance priority levels, please also revise to indicate the exact circumstances under which proration may be required, if at all, on a per series—or per class, as the case may be—basis.

We refer the Staff to the response to Staff Comment No. 1, regarding our belief that the Trust Preferred Exchange Offer is subject to Regulation 14E, but is not subject to Rule 13e-4. The Company also believes the Staff’s suggestion contained in the second paragraph of Comment 28 is consistent with the Company’s desire to provide clear and useful disclosure to holders. Accordingly, the disclosure on pages 4, 14 and 47 has been revised to be consistent with our disclosures in the remainder of the document.

Terms of the Public Preferred Depositary Exchange Offers, page 39

29.	Please revise to discuss the reasons underlying the decision to discount the liquidation preference in each of the Public Preferred Depositary Exchange Offers and how the exchange factor was determined for each of the offers. Please include similar disclosure for the Trust Preferred Exchange Offer.

We advise the Staff that although Citigroup is required by Item 4 of Form S-4 to disclose its reasons and purpose for pursuing the transactions, and by Item 4 of Schedule TO to disclose the type and amount of consideration being offered in the Exchange Offers (which Citigroup has done in each case), there is no line item requirement that Citigroup disclose the reasons underlying its decision to offer any particular type or amount of consideration in the Exchange Offers. As to general materiality considerations, we further note that Citigroup discloses in the Initial S-4 and Amendment No. 1 that it is not making a recommendation as to whether holders should exchange their shares of Subject Securities in the Exchange Offers and that Citigroup has not retained, and does not intend to retain, a third person to negotiate on behalf of the holders, or to render an opinion as to the fairness of the consideration being offered to holders in the Exchange Offers. In addition, holders clearly are advised in the Initial S-4 and Amendment No. 1 that they must make their own independent decision regarding their participation in the Exchange Offers. Citigroup does not believe that its judgment as to the type and amount of consideration that it should offer in order for the Exchange Offers to be successful is relevant to a holder’s decision whether participation in the Exchange Offer would be in the holder’s best interest. That decision should be based on the holder’s own assessment of the current and future performance of its Subject Securities and the Common Stock, the holder’s current economic position and other factors that the holder deems relevant.

30.	Please also disclose how the company determined to value the common stock to be issued in the Exchange Offers at $3.25 per share.

We refer the Staff to the response to Staff Comment No. 29.

Terms of the Trust Preferred Exchange Offer, page 40

31.	You state that the Trust Preferred Exchange Offer is “subject to the Aggregate Share Cap”. Please tell us, with a view towards revised disclosure, how the Aggregate Share Cap would operate to limit the total number of shares of common stock offered in the Trust Preferred Exchange Offer. Please also revise the cover page of the prospectus accordingly.

In response to the Staff’s comment, the disclosure on the cover page and pages 3, 14 and 47 has been revised.

Offer Consideration, page 41

32.	Please disclose the source of the U.S. dollar/U.K. pound exchange rate discussed in this section.

In response to the Staff’s comment, the disclosure on the cover page and on pages 16 and 48 has been revised.

Acceptance Priority Levels; Prorationing, page 42

33.	Please revise the first paragraph of this section to clarify, if accurate, that the Remaining Amount will be equal to at least $76.35 million, and will be higher if the Public Preferred Depositary Exchange Offers are not fully subscribed. We note the disclosure in the last full paragraph on page 40.

In response to the Staff’s comment, the disclosure on page 48 has been revised.

Condition of the Exchange Offers, page 42

34.	You state in the second full paragraph on page 44 that you reserve the right to waive a particular condition with respect to any one or more Exchange Offers and not with respect to any others. Please tell us, with a view towards revised disclosure, under what circumstances the company would treat security holders of different classes subject to the Exchange Offers differently.

We advise the Staff that Citigroup currently has no intention to waive any particular condition with respect to one or more Exchange Offers and not with respect to any others, and currently does not foresee circumstances in which it would do so. We refer the Staff to the response to Staff Comment No. 1 and respectfully advise the Staff that as each of the four series of Public Preferred Depositary Shares should properly be treated as separate classes of securities, Citigroup is permitted by the applicable provisions of Rule 13e-4 to treat the holders of the different classes subject to the Exchange Offers differently, and Citigroup believes that it is appropriate to advise holders of Subject Securities of that possibility.

35.	You state in the third full paragraph on page 44 that the company may waive or assert a condition to an Exchange Offer at any or various times. Please revise to clarify, if accurate, that the company may waive or assert a condition to an Exchange Offer at any or various times prior to the applicable expiration date.

In response to the Staff’s comment, the disclosure on pages 50-51 has been revised.

Procedures for Tendering Subject Securities, page 45

36.	We note that on page 47 you state that you reserve the right to transfer or assign the right to acquire securities in this offer. Please confirm your understanding that any entity to which you assign the right to purchase shares in this offer must be included as a bidder in this offer. Adding additional bidders may require you to disseminate additional offer materials and to extend the term of the offer.

The paragraph on page 47 of the Initial S-4 stating that the Company reserves the right to transfer or assign the right to acquire all or any portion of the Subject Securities tendered pursuant to any Exchange Offer has been deleted.

Security Ownership, page 50

37.	Revise this section to identify if any of the officers or directors listed has indicated an intention to participate in the exchange.

In response to the Staff’s comment, the disclosure on pages 55-56 has been revised.

Certain Legal and Regulatory Matters, page 51

38.	We note that the exchange is subject to the receipt of material regulatory approvals. Please revise to describe the applicable regulatory approvals or requirements. Refer to Item 1011(a)(2) of Regulation M-A.

In response to the Staff’s comment, the disclosure with respect to regulatory approvals has been revised on page 56. In addition, we advise the Staff that collectively, Citigroup, GIC and the USG have obligations to make notifications to, or obtain approvals or waivers from, regulators in 28 foreign jurisdictions. Applications for the approval of anti-trust or competition regulators have been or will be filed in Canada, Mexico, Russia and Ukraine. In the United States, Citigroup is seeking the approval of the Federal Energy Regulatory Commission and has filed a notice with FINRA. Many regulators have made it clear that, although GIC and the USG’s potential acquisition of Common Stock theoretically triggers their indirect change of control rules, they recognize that the Exchange Offers do not represent a typical change of control scenario, and have expressed a willingness to expedite their normal approval procedures. Citigroup does not believe any of these regulatory approvals are material. In addition, Citigroup believes disclosure of the number of jurisdictions in which approvals are required would be misleading given the nature of the approvals and the expectation Citigroup has of receiving them.

Securities Issuable in the Exchange Offers and USG/Private Holders Transactions, page 52

39.	Please revise to disclose the assumptions relied upon to support the disclosure that 7,692 Interim Securities will be issued. We note the disclosure on page 16 that 11,540 Interim Securities are issuable assuming 100% participation in the USG/Private Holders Transactions.

The disclosure on pages 17 and 57 has been revised.

40.	Please disclose in this section the number of shares of common stock that are outstanding as of a recent date.

In response to the Staff’s comment, the disclosure on page 57 has been revised.

Exhibits, page II-2

41.	Please file the private holder exchange agreements as exhibits. Refer to Item 1016(d) of Regulation M-A.

The Company has included conformed copies of the executed private holder exchange agreements as exhibits to Amendment No. 1.

Preliminary Proxy Statement (Public Preferred Stock Amendments)

General

62.	To the extent any of the comments on this preliminary proxy statement are applicable to the preliminary proxy statement for the Common Stock Amendments, please revise that document accordingly.

We acknowledge the Staff’s comment and confirm that each of the Preferred Stock Proxy Statement and Common Stock Proxy Statement has been revised, as applicable.

63.	We note that each of the Dividend Blocker Amendment, the Director Amendment and the Retirement Amendment calls for amendments to the certificates of designations for each series of Public Preferred Stock. Please tell us how you concluded that each amendment to a particular certificate of designations should not be submitted as a separate matter to be acted upon. Refer to Exchange Act Rule 14a-4(a)(3). We also note that each of the three amendments referenced above requires the affirmative written consent of holders of two-thirds of the Public Preferred Depositary Shares, voting together as a class. Please tell us how, under Delaware law and your restated certificate of incorporation, you concluded that the Public Preferred Depositary Shares vote together as a class on each of these matters, rather than each series voting separately.

Regarding the Staff’s question as to how, under Delaware law and Citigroup’s restated certificate of incorporation, Citigroup concluded that the Public Preferred Depositary Shares vote together as a class on each of these matters, rather than each series voting separately, we supplementally advise the Staff that the shares of Public Preferred Stock underlying the Public Preferred Depositary Shares do not have any voting rights generally. Their voting rights are limited to those specifically set forth in the Company’s restated certificate of incorporation, including each certificate of designation, and as required by Delaware law. Under the restated certificate of incorporation and Delaware law, the shares of Public Preferred Stock underlying the Public Preferred Depositary Shares vote together as a class, rather than each series voting separately, on the changes effected by the Dividend Blocker Amendment, the Director Amendment and the Retirement Amendment. Since Delaware law does not afford the shares of Public Preferred Stock underlying the Public Preferred Depositary Shares the right to a series vote on these matters, they are only entitled to the voting rights described above and set forth in their certificate of designation.

At the time that the Public Preferred Stock was issued, the intention was to create separate series of preferred stock that ranked equally with respect to voting rights, payment of dividends and liquidation preference. We note in this regard that the language to be modified in each of the certificates of designation with respect to the Dividend Blocker Amendment and the Director Amendment is identical and confers upon each series of Public Preferred Stock an identical and inter-related substantive right. Allowing each series to vote separately from each other on these matters, rather than as a class with all other series of Preferred Stock would be inconsistent with this fundamental premise, which is why the affected certificates of designation provide that the shares of Public Preferred Stock vote together as a class on these matters, rather than voting as separate series.

Regarding the Staff’s question as to how Citigroup concluded that each amendment to a particular certificate of designations should not be submitted as a separate matter to be acted upon, the SEC noted in SEC Release 34-31326 which adopted the relevant language in Rule 14a-4(a)(3), that the intended purpose of the amendments to Rule 14a-4 was to allow shareholders to communicate to the board of directors their views on each of the matters put to a vote. Citigroup’s approach to submitting the Dividend Block Amendment, the Director Amendment and the Retirement Amendment to stockholders for approval is entirely consistent with the SEC’s objective as stated in the release, as each of them either eliminate a specific right of the Public Preferred Stock or prohibit the Company from taking a specific action with respect to the Public Preferred Stock.

The Dividend Blocker Amendment consists of a single amendment to the Company’s restated certificate of incorporation that is applicable to each series of Public Preferred Stock equally and the deletion of a single and identical provision that is included in each certificate of designation for the Public Preferred Stock. The inclusion of identical language in each certificate of designation was intended to cause each series of Public Preferred Stock to rank equally with each other with respect to the payment of dividends. The Company therefore believes its submission of the Dividend Blocker Amendment to stockholders for consideration as a single matter, is appropriate and consistent with the requirements of Rule 14a-4(a)(3).

The Director Amendment, similar to the Dividend Blocker Amendment, consists of the deletion of a single and identical provision that is included in each certificate of designation for the Public Preferred Stock. The inclusion of this identical provision in each certificate of designation for the Public Preferred Stock was intended to maintain the parity of the Public Preferred Stock with each other and to comply with New York Stock Exchange listing requirements. The Company therefore believes its submission of the Dividend Blocker Amendment to stockholders for consideration as a single matter is appropriate and consistent with the requirements of Rule 14a-4(a)(3).

The Retirement Amendment is a technical clarification of a single and identical provision included in each certificate of designation for the Public Preferred Stock. The Retirement Amendment is simply intended to clarify this provision in the certificate of designation to provide that the Company is prohibited from re-issuing shares of Public Preferred Stock as a part of the same series to which they previously belonged and permitted to reclassify these repurchased shares as authorized but unissued preferred shares. The Company has been advised by Delaware counsel that, without this prohibition, the language included in the certificate of designation may not be effective under Delaware law.

To the extent that the Staff is suggesting in its comment that preferred stockholders as a class should have an opportunity to express their view that the rights of one series of Public Preferred Stock should be eliminated, but that the rights of another series of Public Preferred Stock should not be eliminated, we do not believe that it is appropriate to apply Rule 14a-4(a)(3) to require separate class votes per series on identical substantive provisions. We believe that this is especially true because substantive state law does not require such a vote and that such a vote would be entirely inconsistent with the fundamental premise of these securities, namely that each series of Public Preferred Stock would rank equally with each other with respect to voting rights, payment of dividends and liquidation preference and cannot by class vote affect the rights of one series and not another. Moreover, we do not believe that the SEC’s stated purpose for adopting amendments to Rule 14a-4(a)(3), or any purpose for that matter, would be advanced by applying Rule 14a-4(a)(3) in this manner.

In addition to the terms of the certificates of designation, Section 242(b)(2) of the Delaware General Corporation Law provides that “the holders of the outstanding shares of a class shall be entitled to vote as a class upon a proposed amendment . . . if the amendment would . . . alter or change the powers, preferences, or special rights of the shares of such class so as to affect them adversely.” Section 242(b)(2) goes on to say that if the proposed amendment would alter or change the rights of “1 or more series of any class so as to affect them adversely, but shall not so affect the entire class, then only the shares of the series so affected by the amendment shall be considered a separate class.” Accordingly, Section 242 of the Delaware General Corporation Law not only provides for a class vote of the holders of the Public Preferred Stock, but specifies that each series that is adversely affected by the amendment is entitled to participate in that class vote. Because the Dividend Blocker Amendment, the Director Amendment and the Retirement Amendment will adversely affect each series of Public Preferred Stock, Delaware law also requires that the holders of Public Preferred Stock be entitled to vote together as a class on each of these matters, rather than each series voting separately.

64.	Please confirm that the proxy statement will be sent to security holders at least 20 business days prior to the date the consents may be used to effect the actions contemplated by the proxy statement. Refer to Note D.3 to Schedule 14A.

We confirm that the Preferred Stock Proxy Statement and the Common Stock Proxy Statement will be sent to security holders at least 20 business days prior to the date consents may be used to effect the actions contemplated by such proxy statements.

65.	Please revise to disclose the method by which votes will be counted, including the treatment and effect of abstentions. Refer to Item 21(b) of Schedule 14A.

In response to the Staff’s comment, the disclosure on page 6 of the Preferred Stock Proxy Statement and page 2 of the Common Stock Proxy Statement has been revised.

66.	We note that you direct your security holders to contact Morrow & Co., LLC with any questions about the proxy statement. Please note that you are required to file with the Commission any written instructions, scripts, and outlines that will be used by any person that solicits proxies on behalf of the company through personal interview, telephone, or telegram, and all other soliciting material to the company’s security holders. Refer to Exchange Act Rules 14a-6(b) and (c).

Citigroup acknowledges the Staff’s comment and confirms that it is aware of the requirement to file all written soliciting materials under the cover of Schedule 14A in accordance with the requirements of Rule 14a-6 under the Exchange Act.

Information on Voting Securities, page 8

67.	We note the statement in the last sentence of the second paragraph on page 8. Please tell us if the company currently has any security holders that are entitled to take action in respect of the Public Preferred Stock Amendments that will not be solicited by this proxy statement. If so, please tell us how the company determined that such holders should not be solicited.

We advise the Staff that, as a matter of Delaware law, voting securities are not entitled to vote, and are not counted as outstanding for quorum purposes, on a matter submitted to stockholders for approval if such voting securities are not outstanding on the date that stockholder approval of such matter is obtained. The Private Holders have entered into definitive agreements with the Company to exchange all of their shares of preferred stock for Interim Securities and Warrants. Completion of this exchange is a condition to the Exchange Offers. Since stockholder approval of the Public Preferred Stock Amendments will not be obtained until after the expiration date, the preferred stock held by the Private Holders will not be outstanding on the date that the vote on the Public Preferred Stock Amendments is taken and thus will not be entitled to take action with respect to the Public Preferred Stock Amendments. We advise the Staff that, with the possible exception of the USG, whose voting rights on the Public Preferred Stock Amendments remain uncertain because the transaction with the USG remains subject to further negotiation, there are no other security holders that are entitled to take action in respect of the Public Preferred Stock Amendments that will not be solicited by this proxy statement.

Background for the Transactions, page 10

Common Stock Proposals, page 12

68.	You incorporate the proxy statement related to the Common Stock Proposals by reference. Information may be incorporated by reference into a proxy statement only in the manner and to the extent specifically permitted in the items of Schedule 14A. Please revise accordingly. Refer to Note D to Schedule 14A.

In response to the Staff’s comment, the disclosure on page 12 of the Preferred Stock Proxy Statement and pages 10-11 of the Common Stock Proxy Statement has been revised.

Retirement Amendment, page 18

69.	We note the disclosure of the number of shares of preferred stock that could be returned to the status of authorized but unissued shares of preferred stock in connection with the Exchange Offers and related transactions. Please revise to disclose the current number of authorized but unissued shares of preferred stock.

In response to the Staff’s comment, the disclosure on page 20 of the Preferred Stock Proxy Statement has been revised.

Authorized Preferred Stock Increase, page 20

70.	Please tell us, with a view towards revised disclosure, if the company has any current plans to issue any of the shares of preferred stock being authorized.

In response to the Staff’s comment, we advise the Staff, and the disclosure on page 22 of the Preferred Stock Proxy Statement has been revised to state, that the Company currently has no plans or transactions under consideration that would involve the issuance of any of the shares of its preferred stock being authorized.

Security Ownership of Certain Beneficial Owners and Management, page 22

71.	You disclose the beneficial ownership of the company’s common stock and preferred stock as of December 31, 2008. Please revise to disclose the beneficial ownership information as of the most recent practicable date.

In response to the Staff’s comment, the disclosure on page 24 of the Preferred Stock Proxy Statement has been revised.

Selected Financial Data, page 33

72.	You incorporate by reference your Annual Report on Form 10-K for the fiscal year ended December 31, 2008 in its entirety. Please revise to incorporate by reference only the information required by Item 13(a) of Schedule 14A. Refer to Note D to Schedule 14A.

In response to the Staff’s comment, the disclosure on page 36 of the Preferred Stock Proxy Statement and page 40 of the Common Stock Proxy Statement has been revised.

Preliminary Proxy Statement (Common Stock Amendments)

General

73.	To the extent any of the comments on this preliminary proxy are applicable to the preliminary proxy statement for the Public Preferred Stock Amendments, please revise that document accordingly.

We acknowledge the Staff’s comment and confirm that each of the Preferred Stock and Common Stock Proxy Statements have been revised, as applicable.

Questions and Answers About the Proxy Solicitation Materials…, page 1

Q: Who is soliciting my proxy?, page 1

74.	We note that the company will send this proxy statement to holders of Public Preferred Depositary Shares and Trust Preferred Securities upon the commencement of the Exchange Offers and to all other common stock holders shortly after the settlement date of the Exchange Offers. Please tell us if you plan to update the information in the proxy statement prior to the second mailing, including, in particular, to disclose the results of the Exchange Offers or update the information with respect to the USG/Private Holders Transactions. Please also tell us how holders of Public Preferred Depositary Shares and Trust Preferred Securities who validly tender their shares in exchange for common stock will be in a position to make an informed investment decision on the Common Stock Amendments if they will not have access to the same information that all other common stock holders will have at the time they make their investment decision. We note, in that regard, that the proxies granted by holders of Public Preferred Depositary Shares and Trust Preferred Securities become irrevocable upon the expiration of the Exchange Offers.

We advise the Staff that the Company believes that the Common Stock Proxy Statement contains all material information relevant to the matters being submitted to stockholders in that proxy statement. The matters being submitted to stockholders in that proxy statement are charter amendments that are structural in nature. With respect to the reverse stock split and the charter amendment eliminating the separate class vote of the Common Stock on amendments to any class or series of preferred stock that does not adversely affect the Common Stock, we believe that those items by their structural nature would not be subject to any need for subsequent update. Similarly, with respect to the increase in authorized capital stock, again we believe that all material information is in the proxy statement. With respect to the results of the Exchange Offers, Citigroup will file a combined Form 8-K/425 disclosing the results of the Exchange Offers, as required by Schedule TO. We note that the proxy statement already provides significant disclosure which reflects different possible levels of participation in the Exchange Offers. Therefore, we do not believe that the absence of such information at the time that the tendering holders give their irrevocable proxies would be material to their investment decision.

The holders of Public Preferred Depositary Shares and Trust Preferred Securities who validly tender their shares in exchange for Common Stock are being asked to make an informed decision on the Common Stock Amendments based on the information that is available to them at the time that they make their decision. In this regard, Citigroup is fully complying with applicable securities laws and rules in making information available to holders of Public Preferred Depositary Shares and Trust Preferred Securities in connection with their decision.

Item 2 of Schedule 14A requires that the proxy statement state “whether or not the person giving the proxy has the power to revoke it” and “[I]f the right of revocation before the proxy is exercised is limited or is subject to compliance with any formal procedure, briefly describe such limitation or procedure.” It does not prohibit or restrict the granting of irrevocable proxies to the extent irrevocable proxies are permitted under applicable state law. Citigroup has included the disclosure required by Item 2 in the Common Stock Proxy Statement. As irrevocable proxies are permitted under Delaware law and Citigroup believes that the proposed transaction structure complies with Delaware law, Citigroup does not believe that the structure implicates SEC rules, except to the extent that Citigroup is required to make the required disclosures already included in the Common Stock Proxy Statement.

Information on Voting Securities, page 7

75.	Please tell us, with a view towards revised disclosure, if holders of the Interim Securities will be entitled to consent to the Common Stock Amendments. We note the disclosure in the second bullet point on page 9 regarding the voting rights of the Interim Securities.

We advise the Staff that holders of Interim Securities will not be entitled to consent to Common Stock Amendments.

Reverse Stock Split, page 18

Effect on Options, Restricted Stock Awards and Units, Warrants…, page 24

76.	Please revise to disclose whether the proportionate adjustments discussed in this section would apply to the Interim Securities and related warrants.

In response to the Staff’s comment, page 23 has been revised to disclose that both the Interim Securities and related warrants provide for adjustment of the Conversion Rate and Exercise Rate for reverse stock splits.

*        *        *

Should you have any questions or comments regarding the foregoing, please contact David Lopez, Alan Beller, Jeffrey Karpf or Neil Whoriskey of Cleary Gottlieb Steen & Hamilton LLP, counsel to Citigroup Inc., at (212) 225-2000.

Sincerely,

/s/ David Lopez
David Lopez

cc:

Alan Beller, Esq.

Jeffrey Karpf, Esq.

Neil Whoriskey, Esq.

Cleary Gottlieb Steen & Hamilton LLP

Michael S. Helfer, Esq.

Andrew M. Felner, Esq.

Julie A. Bell Lindsay, Esq.

Citigroup Inc.

George R. Bason, Esq.

Davis Polk & Wardwell LLP